ITEM 77Q





     At a meeting of the Board of Directors of Mathers Fund, Inc.
held on April 14, 1997, the following resolutions were unanimously adopted:

          RESOLVED, that Article III, Sections 6 and 8, of the Amended and Restated By-laws of the Corporation be, and they hereby are, amended to read in their entirety as follows:

          Section 6.  Vice Presidents.  The vice
          president, or, if there be more than one, the vice presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall have such other duties and powers as the board may from time to time prescribe or the president delegate. One vice president shall be designated as the principal financial and accounting officer of the corporation. He shall be responsible for the custody and supervision of the corporation's books of account and subsidiary accounting records.

          Section 8.  Treasurer and Assistant
          Treasurers. The Treasurer shall have such duties and powers as are incident to his office or as the board of directors may from time to time prescribe. The assistant treasurer, if any, or if there be more than one, the assistant treasurers in the order determined by the board of directors, shall in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer, and shall have such other duties and powers as the board may from time to time prescribe or the treasurer delegate.

          FURTHER RESOLVED, that Article III, Section 9 of the Amended and Restated By-laws of the corporation be, and it hereby is, deleted in its entirety.